FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          AUGUST 2004

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)

          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]           No  [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

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                                TABLE OF CONTENTS

Document 1        Press Release dated July 5, 2004
Document 2        Press Release dated July 7, 2004
Document 3        Material Change Report dated July 8, 2004
Document 4        Press Release dated July 26, 2004
Document 5        Press Release dated July 28, 2004


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

                                                                      DOCUMENT 1

                AMADOR ACQUIRES GOLD PROJECT IN RED LAKE, ONTARIO

VANCOUVER, BRITISH COLUMBIA, JULY 5, 2004 - AMADOR GOLD CORP (TSX-V:AGX) is pleased to announce that it has established a land position in the prolific Red Lake gold camp of Ontario. The Red Lake gold camp hosts two high-grade, world class mines including Goldcorp's Red Lake Mine which has a reserve of 7.4 million ounces. In 2003, production from the Red Lake Mine totaled 532,028 ounces of gold.

TODD TOWNSHIP PROPERTY

Amador has acquired an option to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of Amador and payment of $66,000 over a 4-year period to the optionor. In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the optionor with Amador given the right to purchase 1% of the NSR for $600,000.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario. The KPM property is considered to be a key asset of Amador covering three past-producing mines and numerous attractive gold targets within the prospective southwest margin of the Canoe Lake Quartz Diorite Stock. Amador is looking to increase the mineral resource at KPM in prelude of an underground exploration program by carrying out 10,000 meters of diamond drilling in 2004-05.

SHAREHOLDERS AND INVESTORS ARE INVITED TO WATCH THE PRESIDENT AND PROJECT GEOLOGIST OF AMADOR BEING INTERVIEWED LIVE ON THE SMARTSTOX ON-LINE TALK SHOW AT www.smartstox.com/interviews/agx.html AND READ AMADOR'S SMARTSSTOX REPORT AT www.smartstox.com/reports/agx.pdf.

AMADOR GOLD CORP.
"Rupert L. Bullock"
Rupert L. Bullock,
President

                                                                      DOCUMENT 2

           AMADOR ACQUIRES GOLD PROJECT IN RED LAKE DISTRICT, ONTARIO

VANCOUVER, BRITISH COLUMBIA, JULY 7, 2004 - AMADOR GOLD CORP (TSX-V:AGX) is pleased to announce that it has acquired an option to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi-Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of Amador and payment of $88,000 over a 4-year period to the optionor. In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the optionor with Amador given the right to purchase 1% of the NSR for $1M.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario. The KPM property is considered to be a key asset of Amador covering three past-producing mines and numerous attractive gold targets within the prospective southwest margin of the Canoe Lake Quartz Diorite Stock. Amador is looking to increase the mineral resource at KPM in prelude of an underground exploration program by carrying out 10,000 meters of diamond drilling in 2004-05.

SHAREHOLDERS AND INVESTORS ARE INVITED TO WATCH THE PRESIDENT AND PROJECT GEOLOGIST OF AMADOR BEING INTERVIEWED LIVE ON THE SMARTSTOX ON-LINE TALK SHOW AT www.smartstox.com/interviews/agx.html AND READ AMADOR'S SMARTSSTOX REPORT AT www.smartstox.com/reports/agx.pdf.

AMADOR GOLD CORP.
"Rupert L. Bullock"
Rupert L. Bullock,
President

                                                                      DOCUMENT 3

                                 BC FORM 53-901F

                                 SECURITIES ACT

        MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report required to be filed under section 85(1) of the SECURITIES ACT (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure".

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

1.       REPORTING ISSUER

         AMADOR GOLD CORP.
         c/o 16493 - 26th Avenue
         Surrey, B.C., V3S 9W9

2.       DATE OF THE MATERIAL CHANGE

         July 5, 2004 and July 7, 2004

3.       PRESS RELEASE

         Press releases faxed to the TSX Venture Exchange and disseminated through Canada NewsWire, Vancouver Stockwatch and Market News. Press release also filed through SEDAR with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.

4.       SUMMARY OF MATERIAL CHANGE

         The Issuer announced the acquisition of two properties located in the Red Lake Mining Division, Ontario.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

JULY 5, 2004

               "AMADOR ACQUIRES GOLD PROJECT IN RED LAKE, ONTARIO

VANCOUVER, BRITISH COLUMBIA, JULY 5, 2004 - AMADOR GOLD CORP (TSX-V:AGX) is pleased to announce that it has established a land position in the prolific Red Lake gold camp of Ontario. The Red Lake gold camp hosts two high-grade, world class mines including Goldcorp's Red Lake Mine which has a reserve of 7.4 million ounces. In 2003, production from the Red Lake Mine totaled 532,028 ounces of gold.

TODD TOWNSHIP PROPERTY

Amador has acquired an option to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of Amador and payment of $66,000 over a 4-year period to the optionor. In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the optionor with Amador given the right to purchase 1% of the NSR for $600,000.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario. The KPM property is considered to be a key asset of Amador covering three past-producing mines and numerous attractive gold targets within the prospective southwest margin of the Canoe Lake Quartz Diorite Stock. Amador is looking to increase the mineral resource at KPM in prelude of an underground exploration program by carrying out 10,000 meters of diamond drilling in 2004-05.

SHAREHOLDERS AND INVESTORS ARE INVITED TO WATCH THE PRESIDENT AND PROJECT GEOLOGIST OF AMADOR BEING INTERVIEWED LIVE ON THE SMARTSTOX ON-LINE TALK SHOW AT www.smartstox.com/interviews/agx.html AND READ AMADOR'S SMARTSTOX REPORT AT www.smartstox.com/reports/agx.pdf."

JULY 7, 2004

           "AMADOR ACQUIRES GOLD PROJECT IN RED LAKE DISTRICT, ONTARIO

VANCOUVER, BRITISH COLUMBIA, JULY 7, 2004 - AMADOR GOLD CORP (TSX-V:AGX) is pleased to announce that it has acquired an option to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi-Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of Amador and payment of $88,000 over a 4-year period to the optionor. In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the optionor with Amador given the right to purchase 1% of the NSR for $1M.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario. The KPM property is considered to be a key asset of Amador covering three past-producing mines and numerous attractive gold targets within the prospective southwest margin of the Canoe Lake Quartz Diorite Stock. Amador is looking to increase the mineral resource at KPM in prelude of an underground exploration program by carrying out 10,000 meters of diamond drilling in 2004-05.

SHAREHOLDERS AND INVESTORS ARE INVITED TO WATCH THE PRESIDENT AND PROJECT GEOLOGIST OF AMADOR BEING INTERVIEWED LIVE ON THE SMARTSTOX ON-LINE TALK SHOW AT www.smartstox.com/interviews/agx.html AND READ AMADOR'S SMARTSTOX REPORT AT www.smartstox.com/reports/agx.pdf."

6.       RELIANCE ON SECTION 85(2) OF THE ACT

         Not Applicable


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


7.       OMITTED INFORMATION

         No information has been omitted from this form.

8.       SENIOR OFFICERS

         The following senior officers of the Issuer may be contacted about the material change:

         Rupert L. Bullock          President                     (604) 536-5357
         Beverly J. Bullock         Corporate Secretary           (604) 536-5357

         STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Surrey, British Columbia this 8th day of July, 2004.

                              "Beverly J. Bullock"
                               Beverly J. Bullock,
                               Corporate Secretary

                                                                      DOCUMENT 4

VANCOUVER, BRITISH COLUMBIA, JULY 26, 2004 - AMADOR GOLD CORP (TSX-V:AGX). This press release is issued on behalf of Tri-Pol Energy Corporation ("Tri-Pol") and is being issued pursuant to s. 111 of the SECURITIES ACT (British Columbia).

On October 16, 2002, Amador issued to Tri-Pol a $125,000 Series "A" convertible debenture, with a 1,250,000 detachable share purchase warrant (the "Warrant") exercisable at $0.10 per share until July 23, 2004. On July 22, 2004, Tri-Pol exercised the remaining portion of the Warrant and 915,000 common shares of Amador were issued to Tri-Pol.

Tri-Pol's current shareholdings of 1,485,000 common shares of Amador, together with the 915,000 common shares of Amador, represent 15.1% of Amador's current issued and outstanding common share capital. In addition, Tri-Pol holds securities convertible into voting securities for an additional 1,050,000 common shares of Amador. If Tri-Pol exercises its right to acquire additional voting securities of Amador to the exclusion of all others, Tri-Pol would own 3,450,000 common shares representing 20% of the then issued common share capital of Amador.

The 915,000 common shares of Amador were issued to Tri-Pol directly pursuant to the exercise of a share purchase warrant. Subject to availability, price, the general state of the capital markets and the financial condition of Amador from time to time, Tri-Pol may purchase shares of the Reporting Issuer.

No person has acted jointly or in concert with Tri-Pol. The issuance of the Series "A" convertible debenture, with a detachable share purchase warrant, was not carried out through any market.

"Beverly J. Bullock"
Beverly J. Bullock,
Corporate Secretary

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 5

     AMADOR RECEIVES EXCHANGE APPROVAL FOR TWO ONTARIO PROPERTY ACQUISITIONS

    VANCOUVER, BRITISH COLUMBIA, JULY 28, 2004 - AMADOR GOLD CORP (TSX-V:AGX)

TODD TOWNSHIP, ONTARIO

Amador has acquired an option to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine in Todd Township. Amador received acceptance from the TSX Venture Exchange and has paid $3,000 and issued 25,000 common shares to the optionor for this acquisition. The shares are subject to a hold period expiring on November 14, 2004.

The Red Lake gold camp has produced 24 million ounces of high grade gold and hosts the world class Red Lake Mine which has a reserve of 7.4 million ounces. In 2003, production from the Red Lake Mine totaled 532,028 ounces of gold.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property covers both the Slate Bay and Balmer litho-tectonic assemblages. The Slate Bay metasedimentary assemblage is comprised of quartz arenite, feldspathic wacke and conglomerate metasedimentary rocks containing fuchsite an alteration mineral commonly associated with gold mineralization. The Balmer assemblage is defined as upper tholeiitic basalt flows and associated gabbroic rocks characterized by TIO2 <1.3% and LREE depletion. This assemblage is extensively altered exhibiting carbonate-cement breccia along the north shore of Red Lake.

Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization.

A program of linecutting, geological mapping, sampling and follow-up geophysical surveying is planned in order to define drill targets.

MASKOOTCH LAKE, ONTARIO

Amador has acquired an option to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine in Todd Township. Amador received acceptance from the TSX Venture Exchange and has paid $5,000 and issued 25,000 common shares to the optionor for this acquisition. The shares are subject to a hold period expiring on November 14, 2004.

The Maskootch Lake property is located about 5 km east of Slate Lake in the southeast corner of the Birch-Uchi-Confederation Lakes greenstone belt. The metavolcanic rocks at Maskootch Lake are interpreted to be part of the Confederation assemblage deposited within the same age range 2.8 to 2.73 Ga. The assemblage may represent proximal and vent facies arc volcanism.

The property covers the Williamson Occurrence located a short distance to the northwest of Maskootch Lake. The occurrence is associated with a sequence of east-striking intermediate to felsic flows and pyroclastic rocks interlayered with mafic metavolcanic flows and thin discontinuous units of quartz-magnetite and sulphidic iron formation. Gold values from the Williamson Occurrence have returned up to 3.2 ounces per ton.

Trenching and geophysics have defined an east-striking unit of felsic tuff interlayered with siltstone and recrystallized, granular, brecciated and sericitized chert. The chert hosts disseminated pyrrhotite, pyrite and chalcopyrite; coarse-grained massive pyrrhotite and chalcopyrite; and pyrite nodules. Some sulphide mineralization is remobilized into late, glassy quartz veins. The chert and/or tuff horizon is Z-folded and plunges about 40 degrees to the west-northwest. Widespread disseminated chalcopyrite, pyrite and pyrrhotite mineralization associated with extensive sericitization occurs throughout the metavolcanic rocks at Maskootch Lake. Sampling by the OGS in 1991-92 demonstrated that these altered rocks consistently contain anomalous metal values ranging from 380 ppm to 1.18% Cu, 42 to 165 ppm Zn, 11 to 2940 ppb Au, and trace to 0.37 ounce silver per ton (Atkinson et al, 1992).

Stripping of outcrops south of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration. The Ontario Geological Survey recognized the alteration and mapped it as autoclastic breccia over an area that is 5 km long and 400m wide.

Prospecting has identified abundant anthophyllite-garnet alteration in felsic metavolcanic rocks west of Maskootch Lake as well as new occurrences of sulphide mineralization. The Confederation assemblage hosts significant VMS mineralization at Confederation, Fly and Fredart lakes and includes the past producing South Bay copper-zinc-silver deposit which produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton (Atkinson et al. 1991).

Previous exploration activity have defined a number of untested, high priority gold and copper targets on the Maskootch Property. A program of grid work is planned in order to re-establish the geophysical targets in preparation for diamond drilling.

SHAREHOLDERS AND INVESTORS ARE INVITED TO WATCH THE PRESIDENT AND PROJECT GEOLOGIST OF AMADOR BEING INTERVIEWED LIVE ON THE SMARTSTOX ON-LINE TALK SHOW AT www.smartstox.com/interviews/agx.html AND READ AMADOR'S SMARTSSTOX REPORT AT www.smartstox.com/reports/agx.pdf.

AMADOR GOLD CORP.
"RUPERT L. BULLOCK"
Rupert L. Bullock,
President

             The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AMADOR GOLD CORP.
                                            (Registrant)

Date:    August 23, 2004                    BY:  /S/ RUPERT L. BULLOCK
                                                 ----------------------------
                                                 Rupert L. Bullock, President